Exhibit 99.1

Niu Technologies Announces Second Quarter 2020 Financial Results

— Second Quarter Total volume of e-scooter sales up 61.2% year over year

—Second Quarter Revenues of RMB 644.9 million, up 21.6% year over year

— Second Quarter Net income of RMB 56.8 million, compared with RMB 51.0 million in the second quarter of last year

BEIJING, Aug. 17, 2020 (GLOBE NEWSWIRE) — Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the second quarter 2020.

Second Quarter 2020 Financial Highlights

•                  Revenues were RMB 644.9 million, an increase of 21.6% year over year

•                  Gross margin was 23.0%, compared with 23.7% in the second quarter of last year

•                  Net income was RMB 56.8 million, compared with RMB 51.0 million in the second quarter of last year

•                  Adjusted net income (non-GAAP)1 was RMB 67.8 million, compared with RMB 54.1 million in the second quarter of last year

Second Quarter 2020 Operating Highlights

•                  The number of e-scooters sold reached 160,138, up 61.2% year over year

•                  The number of e-scooters sold in China reached 154,959, up 81.0% year over year

•                  The number of e-scooters sold in the international markets reached 5,179, down 62.3% year over year

•                  The number of franchised stores in China was 1,084, an increase of 51 since March 31, 2020

•                  International sales network expanded to 35 distributors covering 45 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We are very pleased to see the strong recovery in China.  Our China sales volume increased by 81% year over year driven by retail network expansion and new product launches.  Our international sales decreased in the second quarter due to the continued impact from COVID-19.  Since May, our overseas dealer shops gradually reopened and we expect to see recovery in the coming quarters.  In light of the prospective volume growth, the Company made prepayment in May to acquire land use right of a new piece of land for future capacity expansion.  Despite lower international sales and price discounts offered during new product launches, our gross margin reached 23% as a result of our continued cost optimization initiatives.”

Dr. Li continued, “In May and June, we launched two new models under Gova series, the G0 and G2.  The Gova series is targeted at the mid-end e-scooter market, representing good value for money and high quality.  The design language is differentiated in comparison to our main e-scooter lines.  Both products were well received by the customers and we sold more than 26,000 units of these two products during the second quarter.  In July, we launched MQiS, another new model under the MQi series.  The MQiS inherits the design language of MQi series of being classic and fashionable.  This model complies with the new national standard of electric bicycle in China.  We are very excited about the enriched product portfolio and look forward to the continued growth of our business.”

1  Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expense.

Second Quarter 2020 Financial Results

Revenues were RMB 644.9 million, an increase of 21.6% year over year, due to higher sales volume of 61.2%, partially offset by decreased revenues per e-scooter of 24.6%.

Revenues (in RMB million)	2020 Q2	2019 Q2	% change YoY
E-scooter sales from China market	522.7	329.7	+58.5%
E-scooter sales from international markets	56.9	121.7	-53.2%
E-scooter sales, sub-total	579.6	451.4	+28.4%
Accessories, spare parts and services	65.3	79.1	-17.4%
Total	644.9	530.5	+21.6%

Revenues per e-scooter (in RMB)	2020 Q2	2019 Q2	% change YoY
E-scooter sales from China market[2]	3,373	3,851	-12.4%
E-scooter sales from international markets[2]	10,995	8,850	+24.2%
E-scooter sales	3,619	4,543	-20.3%
Accessories, spare parts and services[3]	408	796	-48.8%
Revenues per e-scooter	4,027	5,339	-24.6%

•                  E-scooter sales revenues from China market were RMB 522.7 million, an increase of 58.5%, and represented 90.2% of total e-scooter revenues.  The increase was mainly driven by retail network expansion and new product launches in China.

•                  E-scooter sales revenues from international markets were RMB 56.9 million, a decrease of 53.2%, and represented 9.8% of total e-scooter revenues.  The decrease was mainly driven by lower sales volumes in the international markets due to the adverse impact from COVID-19.

•                  Accessories, spare parts sales and service revenues were RMB 65.3 million, a decrease of 17.4% and represented 10.1% of total revenues.  The decrease was mainly due to lower spare parts sales from international markets.

•                  Decreased revenues per e-scooter was mainly driven by lower proportion of revenues from international markets, the launch of new product G0 which has a lower sales price compared with other models, and price discounts offered during new product launches.

Cost of revenues was RMB 496.9 million, an increase of 22.7% year over year, mainly due to higher e-scooter sales volume.  The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,103, down 23.9% from RMB 4,076 in the second quarter 2019 mainly due to change in product mix and lower raw materials cost.

2  Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3  Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 23.0%, compared with 23.7% in the same period of 2019.  The decrease was mainly due to a lower proportion of e-scooter revenues from international markets and a lower proportion of revenues from accessories, spare parts and services, but partially offset by cost savings on raw materials and components.

Operating expenses were RMB 92.6 million, an increase of 13.9% from the same period of 2019.  Operating expenses as a percentage of revenues was 14.4%, compared with 15.3% in the second quarter of 2019.

•                  Selling and marketing expenses were RMB 45.6 million (including RMB 2.9 million of share-based compensation), a decrease of 3.1% from RMB 47.0 million in the second quarter of 2019.  The decrease was mainly due to the decrease in advertising and promotion expense of RMB 3.9 million, staff cost of RMB 1.1 million and travelling and office expense of RMB 0.6 million.  The lower expenses were partially offset by the increase of depreciation and amortization expense of RMB 2.4 million which was due to opening of new franchised stores, and by the increase in share-based compensation expenses of RMB 1.9 million.  Selling and marketing expenses as a percentage of revenues was 7.1% compared with 8.9% in the second quarter of 2019.

•                  Research and development expenses were RMB 24.0 million (including RMB 3.1 million of share-based compensation), an increase of 43.5% from RMB 16.7 million in the second quarter of 2019, mainly due to the increase in staff cost of RMB 3.0 million, the increase in share-based compensation expense of RMB 2.7 million and the increase in design expense of RMB 1.1 million due to increased new products development efforts.  Research and development expenses as a percentage of revenues was 3.7%, compared with 3.1% in the second quarter of 2019.

•                  General and administrative expenses were RMB 23.0 million (including RMB 4.7 million of share-based compensation), an increase of 31.0% from RMB 17.6 million in the second quarter of 2019, mainly due to the increase in share-based compensation expense of RMB 3.1 million and taxes and surcharges of RMB 2.4 million.  General and administrative expenses as a percentage of revenues was 3.6%, compared with 3.3% in the second quarter of 2019.

Operating expenses excluding share-based compensation were RMB 81.9 million, increased by 4.6% year over year, and represented 12.7% of revenues, compared with 14.8% in the second quarter of 2019.

•                  Selling and marketing expenses excluding share-based compensation were RMB 42.7 million, a decrease of 7.2% year over year, and represented 6.6% of revenues, compared with 8.7% in the second quarter of 2019.

•                  Research and development expenses excluding share-based compensation were RMB 20.9 million, an increase of 28.4% year over year, and represented 3.2% of revenues, compared with 3.1% in the second quarter of 2019.

•                  General and administrative expenses excluding share-based compensation were RMB 18.3 million, an increase of 14.6% year over year, and represented 2.8% of revenues, compared with 3.0% in the second quarter of 2019.

Government grants were RMB 0.8 million, decreased by RMB 1.7 million from the same period of 2019.

Share-based compensation was RMB 10.9 million, an increase of RMB 7.8 million from the same period of 2019.

Net income was RMB 56.8 million, compared with RMB 51.0 million in the second quarter of 2019.  The net income margin was 8.8%, compared with 9.6% in the same period of 2019.

Adjusted net income (non-GAAP) was RMB 67.8 million, compared with RMB 54.1 million in the second quarter of 2019.  The adjusted net income margin4 was 10.5%, compared with 10.2% in the same period of 2019.

Basic and diluted net income per ADS were RMB 0.76 (US$ 0.11) and RMB 0.73 (US$ 0.10) respectively.

Balance Sheet

As of June 30, 2020, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,018.2 million in aggregate.  The Company had restricted cash of RMB 176.8 million and short-term bank borrowings of RMB 180.0 million.

Recent Development

In July 2020, NIU sold 70,685 e-scooters, representing a 63.7% year-over-year growth.  The number of e-scooters sold in China market reached 67,883, representing a 64.1% year-over-year growth, despite adverse weather conditions in certain parts of China.  The number of e-scooters sold in the international markets reached 2,802, representing a 56.1% year-over-year growth.

Business Outlook

NIU expects revenues of the third quarter 2020 to be in the range of RMB 850 million to RMB 950 million, representing a year-over-year increase of 30% to 45%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

4  Adjusted net income margin is defined as adjusted net income (non-GAAP) as a percentage of the revenues.

Conference Call

The Company will host an earnings conference call on Monday, August 17, 2020 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its second quarter 2020 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below.  Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies Second Quarter 2020 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/8748747
Conference ID:	8748747

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until August 25, 2020.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	8748747

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles.  NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero.  Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services.  For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance.  The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses.  Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers.  Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.0651 to US$ 1.00, the exchange rate in effect as of June 30, 2020, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System.  The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements.  Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements.  NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	279,945,942	378,127,199	53,520,431
Term deposits	174,404,554	202,036,836	28,596,458
Restricted cash	221,656,071	176,788,936	25,022,850
Short-term investments	310,439,321	437,993,549	61,993,963
Accounts receivable, net	115,228,700	53,941,334	7,634,900
Inventories	178,633,299	160,754,011	22,753,253
Prepayments and other current assets	30,982,131	25,771,874	3,647,772
Total current assets	1,311,290,018	1,435,413,739	203,169,627

Non-current assets
Property and equipment, net	150,891,344	161,417,580	22,847,176
Intangible assets, net	7,779,749	6,857,864	970,668
Land use right, net	34,355,936	34,008,321	4,813,565
Deferred income tax assets	—	5,771,569	816,913
Other non-current assets	6,522,561	44,390,771	6,283,106
Total non-current assets	199,549,590	252,446,105	35,731,428

Total assets	1,510,839,608	1,687,859,844	238,901,055

LIABILITIES
Current liabilities
Short-term bank borrowings	217,394,132	180,000,000	25,477,346
Accounts payable	258,988,264	376,597,654	53,303,938
Income taxes payable	3,013,805	14,184,776	2,007,725
Advance from customers	7,478,309	35,899,780	5,081,284
Deferred revenue-current	31,105,700	23,411,691	3,313,710
Accrued expenses and other current liabilities	175,533,397	181,933,914	25,751,074
Total current liabilities	693,513,607	812,027,815	114,935,077

Deferred revenue-non-current	2,171,033	2,956,485	418,463
Deferred income tax liability	1,265,780	—	—
Other non-current liabilities	22,358,968	23,037,487	3,260,746
Total non-current liabilities	25,795,781	25,993,972	3,679,209

Total liabilities	719,309,388	838,021,787	118,614,286

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	84,494	85,397	12,087
Class B ordinary shares	11,977	11,977	1,695
Additional paid-in capital	1,738,102,741	1,758,246,174	248,863,593
Accumulated other comprehensive loss	(12,368,224)	(4,655,646)	(658,964)
Accumulated deficit	(934,300,768)	(903,849,845)	(127,931,642)
Total shareholders’ equity	791,530,220	849,838,057	120,286,769

Total liabilities and shareholders’ equity	1,510,839,608	1,687,859,844	238,901,055

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,			Six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	530,505,579	644,934,410	91,284,541	885,725,279	877,874,918	124,255,130
Cost of revenues(a)	(405,017,981)	(496,852,342)	(70,324,885)	(684,565,875)	(674,875,349)	(95,522,406)
Gross profit	125,487,598	148,082,068	20,959,656	201,159,404	202,999,569	28,732,724

Operating expenses:
Selling and marketing expenses(a)	(47,040,468)	(45,603,755)	(6,454,793)	(76,862,661)	(89,776,365)	(12,707,020)
Research and development expenses(a)	(16,703,606)	(23,976,687)	(3,393,680)	(31,036,186)	(46,712,272)	(6,611,693)
General and administrative expenses(a)	(17,571,121)	(23,010,638)	(3,256,944)	(40,595,457)	(47,259,880)	(6,689,202)
Total operating expenses	(81,315,195)	(92,591,080)	(13,105,417)	(148,494,304)	(183,748,517)	(26,007,915)
Government grants	2,530,930	826,367	116,965	3,777,930	8,092,250	1,145,384
Operating income	46,703,333	56,317,355	7,971,204	56,443,030	27,343,302	3,870,193

Interest expense	(2,596,692)	(1,576,485)	(223,137)	(5,004,325)	(3,748,959)	(530,631)
Interest income	5,682,101	2,378,442	336,647	9,807,450	5,367,879	759,774
Investment income	1,209,269	2,303,195	325,996	1,727,105	3,896,250	551,478
Income before income taxes	50,998,011	59,422,507	8,410,710	62,973,260	32,858,472	4,650,814
Income tax expense	(16,616)	(2,595,658)	(367,392)	(9,655)	(2,407,549)	(340,766)
Net income	50,981,395	56,826,849	8,043,318	62,963,605	30,450,923	4,310,048

Other comprehensive income
Foreign currency translation adjustment	11,761,823	59,950	8,485	174,921	6,546,907	926,655
Unrealized gain on available for sale securities, net	83,079	641,975	90,866	48,274	1,165,671	164,990
Comprehensive income	62,826,297	57,528,774	8,142,669	63,186,800	38,163,501	5,401,693
Net income per ordinary share
—Basic	0.34	0.38	0.05	0.42	0.20	0.03
—Diluted	0.33	0.37	0.05	0.41	0.20	0.03
Net income per ADS
—Basic	0.69	0.76	0.11	0.85	0.41	0.06
—Diluted	0.67	0.73	0.10	0.82	0.40	0.06

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in co
—Basic	148,823,076	150,301,999	150,301,999	148,748,978	150,001,842	150,001,842
—Diluted	153,302,652	155,175,644	155,175,644	153,016,518	154,098,590	154,098,590
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	74,411,538	75,151,000	75,151,000	74,374,489	75,000,921	75,000,921
—Diluted	76,651,326	77,587,822	77,587,822	76,508,259	77,049,295	77,049,295

Note:

(a) Includes share-based compensation expense as follows:

	Three months ended June 30,			Six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	75,045	210,882	29,848	137,769	287,504	40,694
Selling and marketing expenses	1,010,420	2,888,358	408,821	1,709,163	4,491,000	635,660
Research and development expenses	447,013	3,109,286	440,091	871,928	5,081,977	719,307
General and administrative expenses	1,605,466	4,717,555	667,727	3,057,794	8,801,777	1,245,811
Total share-based compensation expense	3,137,944	10,926,081	1,546,487	5,776,654	18,662,258	2,641,472

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended June 30,			Six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	50,981,395	56,826,849	8,043,318	62,963,605	30,450,923	4,310,048
Add:
Share-based compensation expense	3,137,944	10,926,081	1,546,487	5,776,654	18,662,258	2,641,472
Adjusted net income	54,119,339	67,752,930	9,589,805	68,740,259	49,113,181	6,951,520